FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: August 9, 2005	/s/ Donat Madilo Donat Madilo Treasurer

Banro Corporation

PRESS RELEASE

BANRO PROMOTES MIKE SKEAD
TO VICE-PRESIDENT, EXPLORATION

Toronto, Canada – August 8, 2005 — Banro Corporation (“Banro” or the “Company”) (AMEX: “BAA”; TSX Venture — “BAA”) is pleased to announce the promotion of Michael Skead to Vice-President, Exploration for its four 100% owned projects along the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”). Mr. Skead, who is currently Banro’s Exploration Manager, is based at the Company’s exploration office in Bukavu, DRC.

This promotion recognizes Mr. Skead’s management in successfully establishing and advancing the Company’s exploration programs at its Namoya and Lugushwa gold projects. Under Mr. Skead’s direction, the Company also plans to commence exploration activities at its Twangiza gold project in the third quarter of 2005 and to begin exploration at its fourth wholly-owned gold project, Kamituga, in the first quarter of 2006.

Prior to joining Banro in May 2004, Mr. Skead was previously the Exploration Manager for Samax Resources Limited and was responsible for the discovery of the Kukuluma and Matandani gold deposits in the Lake Victoria Goldfields in northern Tanzania. Mainly as a result of these two discoveries and their proximity to Geita, Samax Gold Inc. was subsequently acquired by Ashanti Goldfields Company Limited. Geita is now East Africa’s largest gold producer.

Mr. Skead, a geologist, has over 16 years of international experience in the mineral exploration field, mainly in Africa. He has a B.Sc Honours from the University of Cape Town, an M.Sc in Mineral Exploration from Rhodes University and is currently completing a Ph.D. in Geology at Rhodes University.

In connection with Mr. Skead’s appointment as Vice President, Exploration, the Company has granted to Mr. Skead, pursuant to the terms of the Company’s stock option plan, 50,000 stock options, each such stock option entitling the holder to purchase one common share of the Company at a price of Cdn$6.65 for a period of five years.

As part of the Company’s acceleration of its exploration activities in the DRC, the Company has further increased its senior personnel with the appointment of Mr.Cisse Amadou to the position of Senior Project Geologist for the Twangiza project. Mr Amadou has over 10 years experience in the exploration and development of gold projects in Africa. Cisse was previously employed by Ashanti Goldfields Company

Limited as Exploration Manager for Niger, Mali and Burkina Faso. His responsibilities included taking the Youga gold project in Burkina Faso to the feasibility study stage.

Commenting on Mr. Skead’s appointment, Peter Cowley, President and CEO of the Company, said: “We are very proud to announce this appointment. Mike has made a valued contribution to Banro’s progress to date, and this promotion reflects our confidence in Mike’s capable leadership as the Company continues to move forward with its accelerated exploration program, which is expected to entail the further recruitment of senior exploration and development personnel.”

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Forward-Looking Statements: This press release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include, without limitation, statements regarding future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

For further information please visit our website at www.banro.com, or contact: Peter Cowley, President and C.E.O., United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.